Exhibit 2.3

CONSTELLATION SOFTWARE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

The following discussion and analysis should be read in conjunction with the Annual Consolidated Financial Statements for the year ended December 31, 2013, which we prepared in accordance with International Financial Reporting Standards (“IFRS”). Certain information included herein is forward-looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary significantly from those expected. See “Forward-Looking Statements” and “Risks and Uncertainties”.

Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars. All references to “$” are to U.S. dollars and all references to “C$” are to Canadian dollars. Certain totals, subtotals and percentages may not reconcile due to rounding.

Additional information about Constellation Software Inc. (the “Company” or “Constellation”), including our most recently filed Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com.

Forward Looking Statements

Certain statements in this report may contain “forward looking” statements that involve risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or industry to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Words such as “may”, “will”, “expect”, “believe”, “plan”, “intend”, “should”, “anticipate” and other similar terminology are intended to identify forward looking statements. These statements reflect current assumptions and expectations regarding future events and operating performance as of the date of this MD&A, March 6, 2014. Forward looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to vary significantly from the results discussed in the forward looking statements, including, but not limited to, the factors discussed under “Risks and Uncertainties”. Although the forward looking statements contained in this MD&A are based upon what management of the Company believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with these forward looking statements. These forward looking statements are made as of the date of this MD&A and the Company assumes no obligation, except as required by law, to update any forward looking statements to reflect new events or circumstances. This report should be viewed in conjunction with the Company’s other publicly available filings, copies of which can be obtained electronically on SEDAR at www.sedar.com.

Non-IFRS Measures

This MD&A includes certain measures which have not been prepared in accordance with IFRS such as Adjusted EBITA, Adjusted EBITA margin, Adjusted net income and Adjusted net income margin.

The term ‘‘Adjusted EBITA’’ refers to net income before adjusting for finance income, finance costs, income taxes, equity in net income or loss of equity investees, impairment of non-financial assets, amortization, and foreign exchange gain or loss. The Company believes that Adjusted EBITA is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration intangible asset amortization and the other items listed above. ‘‘Adjusted EBITA margin’’ refers to the percentage that Adjusted EBITA for any period represents as a portion of total revenue for that period. Previously the Company has reported “Adjusted EBITDA” in its MD&A. Adjusted EBITDA refers to Adjusted EBITA as defined above then further excludes depreciation. The Company uses depreciation as a proxy for the cash flows used to purchase property and equipment required to support the Company’s main business activities. As such, the Company believes Adjusted EBITA is a more useful measure then Adjusted EBITDA.

‘‘Adjusted net income’’ means net income adjusted for non-cash expenses (income) such as amortization of intangible assets, deferred income taxes, and certain other expenses (income). The Company believes that Adjusted net income is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities prior to taking into consideration amortization of intangible assets, deferred income taxes, and certain other non-cash expenses (income) incurred or recognized by the Company from time to time. ‘‘Adjusted net income margin’’ refers to the percentage that Adjusted net income for any period represents as a portion of total revenue for that period.

Adjusted EBITA and Adjusted net income are not recognized measures under IFRS and, accordingly, readers are cautioned that Adjusted EBITA and Adjusted net income should not be construed as alternatives to net income determined in accordance with IFRS. The Company’s method of calculating Adjusted EBITA and Adjusted net income may differ from other issuers and, accordingly, Adjusted EBITA and Adjusted net income may not be comparable to similar measures presented by other issuers. See ‘‘Results of Operations —Adjusted EBITA’’ and ‘‘— Adjusted net income’’ for a reconciliation of Adjusted EBITA and Adjusted net income to net income.

Overview

We acquire, manage and build vertical market software (“VMS”) businesses. Generally, these businesses provide mission critical software solutions that address the specific needs of our customers in particular markets. Our focus on acquiring businesses with growth potential, managing them well and then building them, has allowed us to generate significant cash flows and revenue growth during the past several years.

Our revenue consists primarily of software license fees, maintenance and other recurring fees, professional service fees and hardware sales. Software license revenue is comprised of license fees charged for the use of our software products generally licensed under multiple-year or perpetual arrangements in which the fair value of maintenance and/or professional service fees are determinable, where applicable. Maintenance and other recurring revenue primarily consists of fees charged for customer support on our software products post-delivery and also includes, to a lesser extent, recurring fees derived from software as a service, subscriptions, combined software/support contracts, transaction-related revenues, and hosted products. Maintenance and other recurring fee arrangements generally include ongoing customer support and rights to certain product updates “when and if available” and products sold on a subscription basis. Professional service revenue consists of fees charged for implementation and integration services, customized programming, product training and consulting. Hardware sales include the resale of third party hardware that forms part of our customer solutions, as well as sales of customized hardware assembled internally. Our customers typically purchase a combination of software, maintenance, professional services and hardware, although the type, mix and quantity of each vary by customer and by product.

Expenses consist primarily of staff costs, the cost of hardware, third party licenses, maintenance and professional services to fulfill our customer arrangements, travel and occupancy costs and other general operating expenses.

Results of Operations

(In millions of dollars, except percentages and per share amounts)

	Three months ended December 31,		Period-Over- Period Change		Fiscal Year ended December 31,		Period-Over- Period Change		Year ended December 31,
	2013	2012	$	%	2013	2012	$	%	2011
	(Unaudited)
Revenue	340.3	261.0	79.3	30%	1,210.8	891.2	319.6	36%	773.3
Expenses	264.2	208.7	55.5	27%	977.0	712.9	264.0	37%	612.6
Adjusted EBITA	76.1	52.3	23.7	45%	233.8	178.3	55.5	31%	160.8
Amortization of intangible assets	29.1	23.5	5.6	24%	119.1	85.1	34.0	40%	76.7
Impairment of non-financial assets	—	—	—	—	—	—	—	—	0.5
Foreign exchange (gain) loss	(1.3)	1.2	(2.4)	NM	(0.8)	0.8	(1.6)	NM	3.4
Equity in net (income) loss of equity investees	(0.1)	(0.0)	(0.1)	242%	(0.8)	0.8	(1.6)	NM	—
Finance income	(0.2)	(19.6)	19.5	-99%	(1.0)	(23.2)	22.1	-96%	(7.3)
Bargain purchase gain	(8.1)	—	(8.1)	NM	(8.1)	—	(8.1)	NM	—
Finance costs	2.2	1.1	1.1	100%	7.1	4.0	3.1	78%	5.6

Profit (loss) before income taxes	54.5	46.3	8.2	18%	118.3	110.7	7.6	7%	81.9
Income taxes expense (recovery)
Current income tax expense (recovery)	6.3	7.5	(1.2)	-16%	22.5	23.6	(1.1)	-5%	18.6
Deferred income tax expense (recovery)	5.7	(1.3)	7.0	NM	2.6	(5.6)	8.2	NM	(93.8)

Income tax expense (recovery)	12.0	6.2	5.8	93%	25.1	18.1	7.1	39%	(75.2)
Net income	42.5	40.1	2.4	6%	93.1	92.6	0.5	1%	157.2
Adjusted net income	69.2	62.3	6.9	11%	206.8	172.2	34.6	20%	140.5
Weighted average number of shares outstanding (000’s)
Basic and diluted	21,192	21,192			21,192	21,192			21,192
Net income per share
Basic and diluted	$2.00	$1.89	$0.11	6%	$4.39	$4.37	$0.02	1%	$7.42
Adjusted EBITA per share
Basic and diluted	$3.59	$2.47	$1.12	45%	$11.03	$8.41	$2.62	31%	$7.59
Adjusted net income per share
Basic and diluted	$3.26	$2.94	$0.33	11%	$9.76	$8.13	$1.63	20%	$6.63
Cash dividends declared per share
Basic and diluted	$1.00	$1.00	$—	0%	$4.00	$4.00	$—	0%	$2.00
Total assets					1,537.7	812.7	725.0	89%	630.6
Total long-term liabilities					162.8	81.3	81.5	100%	53.5

NM - Not meaningful

Comparison of the three and twelve month periods ended December 31, 2013 and 2012

Revenue:

Total revenue for the quarter ended December 31, 2013 was $340.3 million, an increase of 30%, or $79.3 million, compared to $261 million for the comparable period in 2012. For the 2013 fiscal year total revenues were $1,210.8 million, an increase of 36%, or $319.6 million, compared to $891.2 million for the comparable period in 2012. The increase for both the three and twelve month periods compared to the same periods in the prior year is mainly attributable to growth from acquisitions, however, the Company did experience positive organic growth of 5% and 4%, respectively. For acquired companies, organic growth is calculated as the difference between actual revenues achieved by each company in the financial period following acquisition compared to the revenues they achieved in the corresponding financial period preceding the date of acquisition by Constellation.

The following table displays the breakdown of our revenue according to revenue type:

	Three months ended December 31,		Period-Over- Period Change		Fiscal Year ended December 31,		Period-Over- Period Change
	2013	2012	$	%	2013	2012	$	%
	($M, except percentages)				($M, except percentages)
Licenses	30.1	22.7	7.4	33%	101.7	72.4	29.3	40%
Professional services	71.9	58.6	13.3	23%	256.7	197.2	59.6	30%
Hardware and other	37.6	37.9	(0.3)	-1%	127.9	111.4	16.5	15%
Maintenance and other recurring	200.6	141.8	58.8	41%	724.5	510.3	214.2	42%

	340.3	261.0	79.3	30%	1,210.8	891.2	319.6	36%

$M - Millions of dollars

We aggregate our business into two distinct segments for financial reporting purposes: (i) the public sector reportable segment, which includes business units focused primarily on government and government-related customers, and (ii) the private sector reportable segment, which includes business units focused primarily on commercial customers.

The following table displays our revenue by reportable segment and the percentage change for the three and twelve months ended December 31, 2013 compared to the same periods in 2012:

	Three months ended December 31,		Period-Over- Period Change		Fiscal Year ended December 31,		Period-Over- Period Change
	2013	2012	$	%	2013	2012	$	%
	($M, except percentages)				($M, except percentages)
Public Sector
Licenses	21.3	15.5	5.8	37%	67.9	48.9	19.0	39%
Professional services	57.4	47.3	10.1	21%	203.1	154.8	48.3	31%
Hardware and other	33.1	34.3	(1.3)	-4%	111.7	97.8	13.9	14%
Maintenance and other recurring	125.0	92.2	32.7	36%	449.6	334.5	115.0	34%

	236.8	189.5	47.4	25%	832.2	636.0	196.2	31%

Private Sector
Licenses	8.8	7.1	1.6	23%	33.8	23.6	10.3	44%
Professional services	14.5	11.3	3.3	29%	53.6	42.3	11.3	27%
Hardware and other	4.6	3.6	1.0	27%	16.2	13.6	2.7	20%
Maintenance and other recurring	75.6	49.5	26.1	53%	274.9	175.8	99.1	56%

	103.5	71.5	31.9	45%	378.6	255.2	123.3	48%

Public Sector

For the quarter ended December 31, 2013, total revenue in the public sector reportable segment increased by 25%, or $47.4 million to $236.8 million, compared to $189.5 million for the quarter ended December 31, 2012. For the fiscal year ended December 31, 2013, total revenue increased by 31%, or $196.2 million to $832.2 million, compared to $636.0 million for the comparable period in 2012. Total revenue growth from acquired businesses contributed approximately $37 million to our Q4 2013 revenues and $169 million to our fiscal year ended December 31, 2013 revenues compared to the same periods in 2012, as we completed 36 acquisitions since the beginning of 2012. Organic revenue growth was 5% in Q4 2013 and 4% for the fiscal year ended December 31, 2013 compared to the same periods in 2012.

Private Sector

For the quarter ended December 31, 2013, total revenue in the private sector reportable segment increased 45%, or $31.9 million to $103.5 million, compared to $71.5 million for the quarter ended December 31, 2012. For the fiscal year ended December 31, 2013 total revenue increased by 48%, or $123.3 million to $378.6 million, compared to $255.2 million for the comparable period in 2012. Total revenue growth from acquired businesses contributed approximately $29 million to our Q4 2013 revenues and $112 million to our fiscal year ended December 31, 2013 revenues compared to the same periods in 2012, as we completed 29 acquisitions since the beginning of 2012. Organic revenue growth was 4% for both the three and twelve months ended December 31, 2013 compared to the same periods in 2012.

Expenses:

The following table displays the breakdown of our expenses:

	Three months ended December 31,		Period-Over- Period Change		Fiscal Year ended December 31,		Period-Over- Period Change
	2013	2012	$	%	2013	2012	$	%
	($M, except percentages)				($M, except percentages)
Expenses
Staff	169.8	130.2	39.7	30%	643.7	469.7	174.0	37%
Hardware	20.4	24.0	(3.5)	-15%	73.5	61.4	12.0	20%
Third party license, maintenance and professional services	30.5	17.4	13.2	76%	102.4	61.5	40.9	67%
Occupancy	8.1	5.9	2.2	38%	29.3	21.0	8.3	39%
Travel	12.9	11.4	1.6	14%	44.7	36.0	8.8	24%
Telecommunications	4.0	3.2	0.8	25%	14.2	11.0	3.2	29%
Supplies	6.6	4.5	2.1	47%	22.0	15.3	6.7	44%
Professional fees	6.4	7.0	(0.6)	-8%	17.6	15.0	2.6	17%
Other, net	2.7	3.3	(0.6)	-17%	19.6	14.4	5.2	36%
Depreciation	2.7	2.0	0.7	34%	9.9	7.6	2.3	30%

	264.2	208.7	55.5	27%	977.0	712.9	264.0	37%

Overall expenses for the quarter ended December 31, 2013 increased 27%, or $55.5 million to $264.2 million, compared to $208.7 million during the same period in 2012. As a percentage of total revenue, expenses decreased to 78% in the quarter ended December 31, 2013 compared to 80% in the quarter ended December 31, 2012. During the fiscal year ended December 31, 2013, expenses increased 37%, or $264.0 million to $977.0 million, compared to $712.9 million during the same period in 2012. As a percentage of total revenue, overall expenses increased to 81% in the fiscal year ended December 31, 2013 compared to 80% in the same period in 2012. Our average employee headcount grew 37% in 2013 from 4,576 for the fiscal year ended December 31, 2012 to 6,278 for the fiscal year ended December 31, 2013 primarily due to acquisitions.

Staff expense – Staff expenses increased 30% or $39.7 million for the quarter ended December 31, 2013 and 37% or $174.0 million for the fiscal year ended December 31, 2013 over the same periods in 2012. Staff expense can be broken down into five key operating departments: Professional Services, Maintenance, Research and Development, Sales and Marketing, and General and Administrative. Professional Services staff expenses include personnel and related costs associated with our delivery of professional services. Maintenance staff expenses include personnel and related costs associated with providing maintenance services on the products we sell. Research and Development staff expenses include personnel and related costs associated with our research and development efforts. Sales and Marketing staff expenses consist primarily of the personnel and related costs associated with our sales and marketing functions. General and Administrative staff expenses consist primarily of the personnel and related costs associated with the administration of the business. The table below compares the period over period variances.

	Three months ended December 31,		Period-Over- Period Change		Fiscal Year ended December 31,		Period-Over- Period Change
	2013	2012	$	%	2013	2012	$	%
	($M, except percentages)				($M, except percentages)
Professional services	39.6	28.6	11.1	39%	148.4	105.5	42.9	41%
Maintenance	31.7	26.0	5.7	22%	121.4	94.1	27.3	29%
Research and development	46.3	34.8	11.4	33%	175.2	126.0	49.2	39%
Sales and marketing	25.0	18.7	6.3	34%	93.1	65.3	27.7	42%
General and administration	27.2	22.1	5.2	24%	105.6	78.7	26.9	34%

	169.8	130.2	39.7	30%	643.7	469.7	174.0	37%

The increase in staff expenses across all of our operating departments was primarily due to the growth in the number of employees compared to the same periods in 2012 primarily due to acquisitions. The growth in maintenance staff expenses is lower than the growth in other operating departments as a result of the QuadraMed acquisition which closed on June 3, 2013. The QuadraMed business currently operates with a proportionately lower number of maintenance staff to maintenance and other recurring revenue than our typical vertical market software businesses. The growth in general and administrative staff expenses for the three months ended December 31, 2013 is lower than the growth in other operating departments as a result of a year-end accrual reduction of $3.4 million for self-insured benefits, adjusting for the difference between actual and budgeted claims activity. No such adjustment was required during the fiscal year ended December 31, 2012.

Hardware expenses – Hardware expenses decreased 15% or $3.5 million for the quarter ended December 31, 2013 and increased 20% or $12.0 million for the fiscal year ended December 31, 2013 over the same periods in 2012. Hardware margins for the quarter ended December 31, 2013 were 46% as compared to 37% for the same period in 2012. Hardware margins for the fiscal year ended December 31, 2013 were 43% compared to 45% for the same period in 2012. The hardware expense decline for the quarter ended December 31, 2013 was impacted by the February 14, 2013 sale of the Technology and Cloud solution assets (“CSI Tech”) of the previously acquired Computer Software Innovations, Inc. (“CSWI”) to Encore Technology Group. The CSI Tech business was sold as it was a hardware business that was unrelated to the software business acquired in the CSWI acquisition. Hardware expenses of $5.2 million were recorded for the quarter ended December 31, 2012. The hardware margin related to the CSI Tech business for the quarter ended December 31, 2012 was 15%.

Third party license, maintenance and professional services expenses – Third party license, maintenance and professional services expenses increased 76% or $13.2 million for the quarter ended December 31, 2013 and 67% or $40.9 million for the fiscal year ended December 31, 2013 over the same periods in 2012. The increase in Third party license, maintenance and professional services expenses is primarily due to an increase in maintenance and other recurring revenue for the three and twelve months ended December 31, 2013 compared to the same periods in 2012. Expenses have increased at a rate in excess of the growth in revenue as a result of the payment processing activities associated with the Club Solutions acquisition which closed on March 14, 2013. This business is highly dependent on the provision of services by third party payment processors.

Occupancy expenses – Occupancy expenses increased 38% or $2.2 million for the quarter ended December 31, 2013 and 39% or $8.3 million for the fiscal year ended December 31, 2013 over the same periods in 2012. The increase in occupancy expenses for both periods is primarily due to the occupancy expenses of acquired businesses.

Travel, Telecommunications and Supplies expenses – Travel, Telecommunications and Supplies expenses increased 24% or $4.5 million for the quarter ended December 31, 2013 and 30% or $18.7 million for the fiscal year ended December 31, 2013 over the same periods in 2012. The increase in these expenses is primarily due to expenses incurred by acquired businesses.

Professional fees – Professional fees decreased 8% or $0.6 million for the quarter ended December 31, 2013 and increased 17% or $2.6 million for the fiscal year ended December 31, 2013 over the same periods in 2012. The increase in professional fees for the fiscal year ended December 31, 2013 is primarily due to legal and tax advisory fees associated with acquisitions and tax planning, and fees associated with the implementation of the Company’s dividend reinvestment and employee share ownership plans.

Other, net – Other expenses decreased 17% or $0.6 million for the quarter ended December 31, 2013 and increased 36% or $5.2 million for the fiscal year ended December 31, 2013 over the same periods in 2012. During the quarter ended December 31, 2013 the Company reversed an impairment expense recorded during the quarter ended September 30, 2013 relating to a $2 million customer receivable as the Company was able to successfully recover the receivable during the quarter ended December 31, 2013. Remaining increases are primarily due to increased expenses incurred by acquired businesses.

Depreciation – Depreciation of property and equipment increased 34% or $0.7 million for the quarter ended December 31, 2013 and 30% or $2.3 million for the fiscal year ended December 31, 2013 over the same periods in 2012. The increases in depreciation expense are primarily attributable to an increase in the carrying amount of our property and equipment asset balance over the twelve month period ended December 31, 2013 as a result of acquisitions completed during this period.

Other Income and Expenses:

The following tables display the breakdown of our other income and expenses:

	Three months ended December 31,		Period-Over- Period Change		Fiscal Year ended December 31,		Period-Over- Period Change
	2013	2012	$	%	2013	2012	$	%
	($M, except percentages)				($M, except percentages)
Amortization of intangible assets	29.1	23.5	5.6	24%	119.1	85.1	34.0	40%
Foreign exchange (gain) loss	(1.3)	1.2	(2.4)	NM	(0.8)	0.8	(1.6)	NM
Equity in net (income) loss of equity investees	(0.1)	(0.04)	(0.1)	242%	(0.8)	0.8	(1.6)	NM
Finance income	(0.2)	(19.6)	19.5	-99%	(1.0)	(23.2)	22.1	-96%
Bargain purchase gain	(8.1)	—	(8.1)	NM	(8.1)	—	(8.1)	NM
Finance costs	2.2	1.1	1.1	100%	7.1	4.0	3.1	78%
Income tax expense (recovery)	12.0	6.2	5.8	93%	25.1	18.1	7.1	39%

	33.6	12.3	21.3	174%	140.7	85.7	55.0	64%

NM - Not meaningful

Amortization of intangible assets – Amortization of intangible assets increased 24% or $5.6 million for the quarter ended December 31, 2013 and 40% or $34.0 million for the fiscal year ended December 31, 2013 over the same periods in 2012. The increases in amortization expense are attributable to an increase in the carrying amount of our intangible asset balance over the twelve month period ended December 31, 2013 as a result of acquisitions completed during this period.

Foreign exchange – Most of our businesses are organized geographically so many of our expenses are incurred in the same currency as our revenues, which mitigates some of our exposure to currency fluctuations.

For the quarter ended December 31, 2013, we realized a foreign exchange gain of $1.3 million compared to a loss of $1.2 million for the quarter ended December 31, 2012. For the fiscal year ended December 31, 2013 the foreign exchange gain was $0.8 million compared to a foreign exchange loss of $0.8 million for the same period in 2012. The foreign exchange gains and losses are due to realized gains and losses on the settlement of certain non-US denominated liabilities and due to holding, or unrealized, losses on certain non-US denominated liabilities.

Equity in net (income) loss of equity investees – Equity in the net (income) loss of equity investees was income of $0.1 million for the quarter ended December 31, 2013 compared to income of $0.04 million for the quarter ended December 31, 2012. For the fiscal year ended December 31, 2013, equity in net (income) loss of equity investees was income of $0.8 million compared to a loss of $0.8 million for the same period in 2012. The $0.8 million loss for the fiscal year ended December 31, 2012 primarily relates to our proportionate share of a loss recorded by an equity investee resulting from an impairment charge on goodwill, which did not repeat in the current period.

Finance income – Finance income for the quarter ended December 31, 2013 was $0.2 million compared to $19.6 million for the quarter ended December 31, 2012. During the fiscal year ended December 31, 2013, Finance income was $1.0 million compared to $23.2 million for the same period in 2012. The decrease in finance income for the three and twelve months ended December 31, 2013 is due to reduced gains on sales of non-current assets and equity securities available-for-sale as compared to the same periods in the prior year.

Bargain purchase gain – A bargain purchase gain totalling $8.1 million arose on one of the acquisitions made during the quarter ended December 31, 2013 because the fair value of the separately identifiable assets and liabilities exceeded the total consideration paid, principally due to the acquisition of certain assets that will benefit the Company that had limited value to the seller. No such gains arose during the fiscal year ended December 31, 2012.

Finance costs – Finance costs for the quarter ended December 31, 2013 increased $1.1 million to $2.2 million, compared to $1.1 million for the quarter ended December 31, 2012. During the fiscal year ended December 31, 2013, finance costs increased $3.1 million to $7.1 million, from $4.0 million over the same period in 2012. The increase in finance costs primarily relates to increased interest expense on our revolving line of credit resulting from increased average borrowings in 2013 compared to 2012, and implied interest charges associated with the increased use of deferred payments when structuring acquisitions.

Income taxes – We operate globally and we calculate our tax provision in each of the jurisdictions in which we conduct business. Our effective tax rate on a consolidated basis is, therefore, affected by the realization and anticipated relative profitability of our operations in those various jurisdictions, as well as different tax rates that apply and our ability to utilize tax losses and other credits. For the quarter ended December 31, 2013, income tax expense increased $5.8 million to $12.0 million compared to $6.2 million for the quarter ended December 31, 2012. During the fiscal year ended December 31, 2013, income tax expense increased $7.1 million to $25.1 million, from $18.1 million over the same period in 2012.

Net Income and Earnings per Share:

Net income for the quarter ended December 31, 2013 was $42.5 million compared to net income of $40.1 million for the same period in 2012. On a per share basis this translated into a net income per diluted share of $2.00 in the quarter ended December 31, 2013 compared to net income per diluted share of $1.89 in the quarter ended December 31, 2012. For the fiscal year ended December 31, 2013, net income was $93.1 million or $4.39 per diluted share compared to $92.6 million or $4.37 per diluted share for the same period in 2012. There were no changes in the number of shares outstanding.

Adjusted EBITA:

For the quarter ended December 31, 2013, Adjusted EBITA increased to $76.1 million compared to $52.3 million in the quarter ended December 31, 2012 representing an increase of 45%. Adjusted EBITA margin was 22% for the quarter ended December 31, 2013, compared to 20% for the same period in 2012. For the fiscal year ended December 31, 2013, Adjusted EBITA increased to $233.8 million compared to $178.3 million during the same period in 2012, representing an increase of 31%. Adjusted EBITA margin was 19% for the fiscal year ended December 31, 2013, compared to 20% for the same period in 2012. The decrease in Adjusted EBITA margins for the fiscal year ended December 31, 2013 is primarily attributed to the impact of recent European acquisitions, and the impact of the acquired payment processing business which operates at lower gross margins than our typical vertical market software businesses. See “Non-IFRS Measures” for a description of Adjusted EBITA and Adjusted EBITA margin.

The following table reconciles Adjusted EBITA to net income:

	Three months ended		Fiscal Year ended
	December 31,		December 31,
	2013	2012	2013	2012
	($M, except percentages)		($M, except percentages)
Total revenue	340.3	261.0	1,210.8	891.2

Net income	42.5	40.1	93.1	92.6
Adjusted for:
Income tax expense (recovery)	12.0	6.2	25.1	18.1
Foreign exchange (gain) loss	(1.3)	1.2	(0.8)	0.8
Equity in net (income) loss of equity investees	(0.1)	(0.0)	(0.8)	0.8
Finance income	(0.2)	(19.6)	(1.0)	(23.2)
Bargain purchase gain	(8.1)	—	(8.1)	—
Finance costs	2.2	1.1	7.1	4.0
Amortization of intangible assets	29.1	23.5	119.1	85.1
Adjusted EBITA	76.1	52.3	233.8	178.3
Adjusted EBITA margin	22%	20%	19%	20%

Adjusted net income:

For the quarter ended December 31, 2013, Adjusted net income increased to $69.2 million from $62.3 million for the quarter ended December 31, 2012, representing an increase of 11%. Adjusted net income margin was 20% for the quarter ended December 31, 2013, compared to 24% for the same period in 2012. For the fiscal year ended December 31, 2013, Adjusted net income increased to $206.8 million from $172.2 million during the same period in 2012, representing an increase of 20%. Adjusted net income margin was 17% during the fiscal year ended December 31, 2013, compared to 19% for the same period in 2012. See “Non-IFRS Measures” for a description of Adjusted net income and Adjusted net income margin.

The following table reconciles Adjusted net income to net income:

	Three months ended		Fiscal Year ended
	December 31,		December 31,
	2013	2012	2013	2012
	($M, except percentages)		($M, except percentages)
Total revenue	340.3	261.0	1,210.8	891.2

Net income	42.5	40.1	93.1	92.6
Adjusted for:
Amortization of intangible assets	29.1	23.5	119.1	85.1
Bargain purchase gain	(8.1)	—	(8.1)	—
Deferred income tax expense (recovery)	5.7	(1.3)	2.6	(5.6)
Adjusted net income	69.2	62.3	206.8	172.2
Adjusted net income margin	20%	24%	17%	19%

Quarterly Results (unaudited)

	Quarter Ended
	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Mar. 31	Jun. 30	Sep. 30	Dec. 31
	2012	2012	2012	2012	2013	2013	2013	2013
	($M, except per share amounts)
Revenue	195.3	209.0	226.0	261.0	256.4	298.2	315.9	340.3
Net Income (loss)	13.9	17.6	21.1	40.1	9.2	19.2	22.2	42.5
Adjusted Net Income	31.7	36.2	42.1	62.3	33.3	50.1	54.1	69.2
Net Income (loss) per share Basic & diluted	0.66	0.83	0.99	1.89	0.43	0.91	1.05	2.00
Adjusted Net Income (loss) per share Basic & diluted	1.50	1.71	1.99	2.94	1.57	2.36	2.55	3.26

We do experience seasonality in our operating results in that Adjusted Net Income margins in the first quarter of every year are typically lower than margins achieved in the second, third and fourth quarters. The key drivers for the lower margins are increased payroll tax costs associated with our annual bonus payments that are made in the month of March, and the fact that historically there has been a consistent focus at year end to complete sales implementation projects which generally translates into increased professional services revenue in the fourth quarter and decreased professional services in the first quarter. Our quarterly results may also fluctuate as a result of the various acquisitions which may be completed by the Company in any given quarter. We may experience variations in our net income on a quarterly basis depending upon the timing of certain expenses or gains, which may include changes in provisions, acquired contract liabilities, bargain purchase gains and gains or losses on the sale of financial and other assets.

Acquisition of Total Specific Solutions (TSS) B.V. (“TSS”)

On December 31, 2013, the Company acquired 100% of the shares of TSS for aggregate cash consideration of approximately $342 million (€248 million). The table below provides certain supplemental income statement and cash flow information of TSS for the year ended December 31, 2013. TSS is not considered a reportable operating segment of Constellation, however, management has chosen to provide certain supplemental financial information to provide greater clarity into the operating performance and cash flow from operations of TSS.

As TSS was acquired on December 31, 2013, there was no impact of the acquisition on Constellation’s actual statement of income for the year ended December 31, 2013. The unaudited pro forma consolidated financial information below for the year ended December 31, 2013 has been prepared to give effect to the acquisition of TSS as if it had occurred on January 1, 2013.

The unaudited pro forma consolidated financial information has been prepared using the following information:

a) The audited consolidated statement of income of Constellation for the year ended December 31, 2013

b) The audited financial statements of TSS as at and for the year ended December 31, 2013

c) Unaudited supporting schedules of Constellation and TSS for the year ended December 31, 2013

Additional information regarding the pro forma consolidated financial information can be found in our most recently filed Business Acquisition Report, which is available on SEDAR at www.sedar.com.

Unaudited Proforma Consolidated Financial Information

For the fiscal year ended December 31, 2013

(In millions of dollars, except percentages)

		Total Specific
	Constellation	Solutions (TSS)	Pro
	Software Inc.	B.V.	Forma
Revenue
Licenses	102	11	112
Professional services	257	88	344
Hardware and other	128	5	133
Maintenance and other recurring	724	130	854

	1,211	233	1,444
Expenses	977	205	1,182

Adjusted EBITA	234	28	262

Adjusted EBITA margin	19%	12%	18%

Net cash flows from operating activities	220	30	251

Unaudited Adjusted EBITA to Net Income Reconciliation

For the fiscal year ended December 31, 2013

(In millions of dollars, except percentages)

		Total Specific
	Constellation	Solutions (TSS)	Pro
	Software Inc.	B.V.	Forma
Total revenue	1,211	233	1,444

Net income	87	(12)	75
Adjusted for:
Income tax expense (recovery)	25	(2)	23
Foreign exchange (gain) loss	(1)	—	(1)
Equity in net (income) loss of equity investees	(1)	—	(1)
Finance income	(1)	(1)	(2)
Bargain purchase gain	(8)	—	(8)
Finance costs	14	0	14
Amortization of intangible assets	119	43	162

Adjusted EBITA	234	28	262

Adjusted EBITA margin	19%	12%	18%

Acquisition of certain software assets and liabilities from MAXIMUS Inc.

On September 30, 2008, Constellation acquired certain assets and liabilities of Maximus Inc.’s Asset, Justice, and Education Solutions businesses (“MAJES”) including certain long-term contracts that contained contingent liabilities that the Company believed were unlikely to exceed $16 million in the aggregate. The contingent liabilities related to liquidated damages contractually available to customers for breaches of contracts by MAJES and for estimated damages available to customers for breaches of such contracts by MAJES where such contracts did not contain specified penalties. The contingent liabilities represent the difference between the maximum financial liabilities potentially due to customers less the amounts accrued in connection with the contracts assumed on acquisition. Beginning in February 2011, MAXIMUS Inc. (“Maximus”) and a subsidiary of Constellation, as a result of receiving a letter from a customer, initiated the dispute resolution process under the customer’s contract. The customer alleged that the subsidiary of Constellation and Maximus failed to provide the services and products required to be delivered under the contract. In December 2012, the subsidiary of Constellation obtained a favorable arbitration ruling in the amount of $10 million which was subsequently reduced in July 2013 to $6 million by a court judgment. The July 2013 court ruling also resolved an additional claim filed by the customer alleging no contract existed between the parties. In September 2013 the customer initiated the appeals process in relation to the July 2013 court ruling. The gains based on this ruling have been deemed to be contingent in nature and, accordingly, have not been recognized in profit or loss. The contract with the customer has a $9 million limitation of liability clause that the Company believes applies to all claims.

Liquidity

Our net borrowings (bank indebtedness excluding capitalized transaction costs less cash) increased by $395.9 million to $400.6 million in the fiscal year ended December 31, 2013 resulting from acquisitions. The amount drawn on our credit facilities increased to $478.6 million from $46 million at the end of 2012, and cash increased by $36.7 million to $78.0 million at December 31, 2013 compared to $41.3 million at December 31, 2012.

Total assets increased $725.0 million, from $812.7 million at December 31, 2012 to $1,537.7 million at December 31, 2013. The increase is primarily due to an increase in cash of $36.7 million, accounts receivable of $64.5 million, work in progress of $16.8 million, other current assets of $38.0 million, property and equipment of $14.7 million and intangible assets of $579.3 million primarily arising from acquisitions made in 2013, offset by a decrease in deferred income tax assets of $32.6 million also arising from acquisitions made in 2013.

Current liabilities increased $636.3 million, from $472.5 million at December 31, 2012 to $1,108.9 million at December 31, 2013. The increase is primarily due to an increase in borrowings on our credit facilities of $432.8 million, an increase in accounts payable and accrued liabilities of $113.0 million, and an increase in deferred revenue of $78.6 million mainly due to acquisitions and the timing of maintenance and other billings versus performance and delivery under those customer arrangements. The Company has elected to present the amounts drawn under its revolving facility of $149.2 million as a current liability notwithstanding that the amounts are not due to be repaid until February 2016 on the basis that it will be repaid by the Company using cash flows from operations generated in the following year.

Net Changes in Cash Flows

(in $M’s)

	Three months	Fiscal Year
	ended	ended
	December 31,	December 31,
	2013	2013
Net cash provided by operating activities	80.8	220.3
Net cash from (used in) financing activities	307.8	344.1
Net cash from (used in) acquisition activities	(354.0)	(522.9)
Net cash from (used in) other investing activities	(2.4)	(5.1)

Net cash from (used in) investing activities	(356.4)	(527.9)
Effect of foreign currency	0.8	0.2

Net increase (decrease) in cash and cash equivalents	33.0	36.7

The net cash flows from operating activities were $220.3 million for the fiscal year ended December 31, 2013. The $220.3 million provided by operating activities resulted from $93.1 million in net income, plus $150.6 million of non-cash adjustments to net income, $0.5 million of cash generated by a decrease in our non-cash operating working capital, offset by $24.0 million in taxes paid.

The net cash flows from financing activities in the fiscal year ended December 31, 2013 was $344.1 million, which is mainly a result of an increase in bank indebtedness of $432.3 million offset by dividends paid in the period of $84.8 million.

The net cash flows used in investing activities in the fiscal year ended December 31, 2013 was $527.9 million. The cash used in investing activities was primarily due to acquisitions for an aggregate of $522.9 million (including payments for holdbacks relating to prior acquisitions).

We believe we have sufficient cash and available credit capacity to continue to operate for the foreseeable future. Generally our VMS businesses operate with negative working capital as a result of the collection of maintenance payments and other revenues in advance of the performance of the related services. As such, management anticipates that it can continue to grow the business organically without any additional funding. If we continue to acquire VMS businesses we may need additional external funding depending upon the size and timing of the potential acquisitions.

Capital Resources and Commitments

On March 13, 2012, we entered into a new credit facility with a syndicate of Canadian chartered banks and U.S. banks in the amount of $300 million which replaced our previous $160 million facility. The credit facility is collateralized by substantially all of our assets including the assets of the majority of our material Canadian and U.S. subsidiaries. The credit facility contains standard events of default which if not remedied within a cure period would trigger the repayment of any outstanding balance. Certain other subsidiaries also guarantee this facility. The facility is available for acquisitions, working capital needs, and other general corporate purposes and for the needs of our subsidiaries until 2016. As at December 31, 2013, we had drawn $149.2 million on this facility. Transaction costs associated with this facility have been included as part of the carrying amount of the liability and are being amortized through profit or loss using the effective interest rate method. As at December 31, 2013, the carrying amount of such costs relating to this facility totalling $1.1 million has been classified as part of bank indebtedness in the statement of financial position.

On December 6, 2013, we amended our credit facility to facilitate the acquisition of Total Specific Solutions B.V. (“TSS”). A new one year $350 million term facility was added solely for the purposes of funding the TSS acquisition and related expenses (the “TSS Facility”). The TSS Facility is non-amortizing and bears interest at a rate calculated at US prime or LIBOR plus interest rate spreads based on a leverage table consistent with the spreads applicable to Constellation’s credit facility. The TSS Facility is subject to the existing security requirements of the credit facility, which includes security covering the majority of Constellation’s and its subsidiaries’ present and future real and personal property, assets and undertakings, and is subject to various debt covenants. As at December 31, 2013, $329.4 million had been drawn from the TSS Facility and the unused balance of the TSS Facility was cancelled. Transaction costs associated with the TSS Facility were included as part of the carrying amount of the liability and are being amortized through profit or loss using the effective interest rate method. As at December 31, 2013, the carrying amount of such costs totaling $0.3 million has been classified as part of bank indebtedness in the statement of financial position. We are in discussions with a number of European and North American financial institutions about providing stand-alone debt financing for TSS to replace a portion of the TSS Facility. In addition, in accordance with the terms of the purchase and sale agreement and preliminary agreed upon terms sheets, Constellation and the sellers of TSS are currently negotiating in good faith to reach agreement on a shareholders agreement pursuant to which the sellers and members of TSS’ executive management team could acquire a significant minority stake in TSS.

Commitments include operating leases for office equipment and facilities, letters of credit and performance bonds issued on our behalf by financial institutions in connection with facility leases and contracts with public sector customers. Also, occasionally we structure some of our acquisitions with contingent consideration, or earn out obligations, based on the future performance of the acquired business. Aside from the aforementioned, we do not have any other business arrangements, derivative financial instruments, or any equity interests in non-consolidated entities that would have a significant effect on our assets and liabilities as at December 31, 2013.

Commitments

(in millions of dollars)	Total	< 1 yr	1-5 yrs	> 5 yrs
Operating and capital leases	140.0	38.3	79.7	21.9
Holdbacks	30.7	26.5	4.2	—
Line of credit	477.2	477.2	—	—

Total outstanding commitments	647.8	542.0	83.9	21.9

Foreign Currency Exposure

We operate internationally and have foreign currency risks related to our revenue, operating expenses, assets and liabilities denominated in currencies other than the U.S. dollar. Consequently, we believe movements in the foreign currencies in which we transact could significantly affect future net earnings. Our analysis related to the change in average exchange rates from 2012 to 2013 suggests that the impact to EBITA for the fiscal year ended December 31, 2013 was not material. We cannot predict the effect of foreign exchange gains or losses in the future; however, if significant foreign exchange losses are experienced, they could have a material adverse effect on our business, results of operations, and financial condition. The Company enters into forward foreign exchange contracts from time to time with the objective of mitigating volatility in profit or loss in respect of financial liabilities. In entering into these forward exchange contracts, the Company is exposed to the credit risk of the counterparties to such contracts and the possibility that the counterparties will default on their payment obligations under these contracts. However, given that the counterparties are Schedule 1 banks or affiliates thereof, the Company believes these risks are not material. During the fiscal year ended December 31, 2013, the Company purchased contracts of this nature totaling approximately $59.9 million. At December 31, 2013 one contract remains unsettled with a value of $19.3 million and the Company has recorded its fair value at December 31, 2013 based on foreign exchange rates relative to the stated rate in the contract. The fair value loss of $0.2 million has been recorded in interest expense as part of finance costs. The contract was settled on January 2, 2014.

The following table provides an approximate breakdown of our revenue and expenses by currency, expressed as a percentage of total revenue and expenses, as applicable, for the three and twelve month periods ended December 31, 2013:

	Three Months Ended December 31, 2013		Year Ended December 31, 2013
Currencies	% of Revenue	% of Expenses	% of Revenue	% of Expenses
USD	68%	61%	69%	61%
CAD	7%	12%	8%	14%
GBP	9%	9%	8%	9%
EURO	8%	8%	8%	8%
CHF	3%	4%	2%	4%
Others	5%	6%	5%	4%

Total	100%	100%	100%	100%

Off-Balance Sheet Arrangements

As a general practice, we have not entered into off-balance sheet financing arrangements. Except for operating leases and letters of credit, all of our liabilities and commitments are reflected as part of our statement of financial position.

Proposed Transactions

We seek potential acquisition targets on an ongoing basis and may complete several acquisitions in any given fiscal year.

Disposal of Assets

During the fiscal year ended December 31, 2013, the Company sold the Technology and Cloud solution assets of the previously acquired Computer Software Innovations, Inc. to Encore Technology Group for total proceeds of $4 million (which included a hold-back receivable of $0.5 million). No significant gain or loss arose on the transaction.

Critical Accounting Estimates

General

The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amount of revenues and expenses, in cases where they are not readily ascertainable from other sources. Actual amounts may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are fully described in Note 3 to our annual consolidated financial statements which are available on SEDAR (www.sedar.com). Certain accounting policies are particularly important to the reporting of our financial position and results of operations, and require the application of significant judgment by our management. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different, estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could have a material impact on the financial statements. Management believes the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements. We believe that there have been no significant changes in our critical accounting estimates for the years presented in our consolidated financial statements.

Revenue Recognition

Revenue represents the fair value of consideration received or receivable from customers for goods and services provided by the Company, net of discounts and sales taxes. The Company reports revenue under four revenue categories being License, Hardware and Other, Professional Services, and Maintenance and other recurring revenue.

Typically, the Company’s software license agreements are multiple-element arrangements as they may also include maintenance, professional services, and hardware. Multiple-element arrangements are recognized as the revenue for each unit of accounting is earned based on the relative fair value of each unit of accounting as determined by an internal analysis of prices or by using the residual method. A delivered element is considered a separate unit of accounting if it has value to the customer on a standalone basis, and delivery or performance of the undelivered elements is considered probable and substantially under the Company’s control. If these criteria are not met, revenue for the arrangement as a whole is accounted for as a single unit of accounting.

The Company typically sells or licenses software on a perpetual basis, but also licenses software for a specified period. Revenue from short-term time-based licenses, which usually include support services during the license period, is recognized rateably over the license term. Revenue from multi-year time based licenses that include support services, whether separately priced or not, is recognized rateably over the license term unless a substantive support service renewal rate exists; if this is the case, the amount allocated to the delivered software is recognized as software revenue based on the residual approach once the revenue criteria have been met. In those instances where the customer is required to renew mandatory support and maintenance in order to maintain use of the licensed software over the license term, the Company recognizes the consideration attributable to the license and support for the initial term of the arrangement attributable to the license and support over the initial one-year term and recognizes revenue for the support renewal fees in subsequent years over the respective renewal periods.

Revenue from the license of software involving significant implementation or customization essential to the functionality of the Company’s product, or from the sales of hardware where software is essential to its functionality, is recognized under the percentage-of-completion method of contract accounting based either on the achievement of contractually defined milestones or based on labour hours. Any probable losses are recognized immediately in profit or loss. In certain situations where the outcome of an arrangement cannot be estimated reliably, costs associated with the arrangement are recognized as incurred. In this situation, revenues are recognized only to the extent of the costs incurred that are probable of recovery.

A portion of the Company’s sales, categorized as hardware revenue, are accounted for as product revenue. Product revenue is recognized when the Company has an executed agreement, the product has been delivered and costs can be measured reliably, the amount of the fee to be paid by the customer is fixed and determinable, and the collection of the related receivable is deemed probable from the outset of the arrangement. If for any of the product or service offerings, the Company determines at the outset of an arrangement that the amount of revenue cannot be measured reliably, and the Company concludes that the inflow of economic benefits associated with the transaction is not probable, then the revenue is deferred until the arrangement fee becomes due and payable by the customer. If, at the outset of an arrangement, the Company determines that collectability is not probable, and the Company concludes that the inflow of economic benefits associated with the transaction is not probable, then revenue recognition is deferred until the earlier of when collectability becomes probable or payment is received. If collectability becomes unlikely before all revenue from an arrangement is recognized, the Company recognizes revenue only to the extent of the fees that are successfully collected unless collectability becomes reasonably assured again. If a customer is specifically identified as a collection risk, the Company does not recognize revenue except to the extent of the fees that have already been collected.

Revenue related to the customer reimbursement of travel related expenses incurred during a project implementation is included in the hardware and other revenue category. Revenue is recognized as costs are incurred which is consistent with the period in which the costs are invoiced. Reimbursable travel expenses incurred for which an invoice has not been issued, are recorded as part of work in progress on the statement of financial position.

Maintenance and other recurring revenue primarily consists of fees charged for customer support on software products post-delivery and also includes, to a lesser extent, recurring fees derived from combined software/support contracts, transaction revenues, managed services, and hosted products. Maintenance revenue remaining to be recognized in profit or loss is recognized as deferred revenue in the statement of financial position when amounts have been billed in advance.

Professional Services revenue including implementation, training and customization of software is recognized by the stage of completion of the arrangement determined using the percentage of completion method noted above or as such services are performed as appropriate in the circumstances. The revenue and profit of fixed price contracts is recognized on a percentage of completion basis when the outcome of a contract can be estimated reliably. When the outcome of the contract cannot be estimated reliably, the amount of revenue recognized is limited to the cost incurred in the period. Losses on contracts are recognized as soon as a loss is foreseen by reference to the estimated costs of completion.

Management exercises judgement in determining whether a contract’s outcome can be estimated reliably. Management also applies estimates in the calculation of future contract costs and related profitability as it relates to labour hours and other considerations, which are used in determining the value of amounts recoverable on contracts and timing of revenue recognition. Estimates are continually and routinely revised based on changes in the facts relating to each contract. Judgement is also needed in assessing the ability to collect the corresponding receivables.

The timing of revenue recognition often differs from contract payment schedules, resulting in revenue that has been earned but not billed. These amounts are included in work in progress. Amounts billed in accordance with customer contracts, but not yet earned, are recorded and presented as deferred revenue.

Valuation of Identifiable Goodwill and Other Intangible Assets

Acquisitions have been accounted for using the acquisition method required by IFRS 3. Goodwill arising on acquisition is measured as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, if any, less the net recognized amount of the estimated fair value of identifiable assets acquired and liabilities assumed (subject to certain exemptions to fair value measurement principles such as deferred tax assets or liabilities), all measured as of the acquisition date. When the excess of the consideration transferred less the assets and liabilities acquired is negative, a bargain purchase gain is recognized immediately in profit or loss. Transaction costs that the Company incurs in connection with a business combination are expensed as incurred.

We use the income approach to value acquired technology and customer related intangible assets, which are the two material intangible asset categories reported in our financial statements.

The income approach is a valuation technique that calculates the fair value of an intangible asset based on the cash flows that the asset can be expected to generate over its remaining useful life. We utilize the discounted cash flow (“DCF”) methodology which is a form of the income approach that begins with a forecast of the annual cash flows a market participant would expect the subject intangible asset to generate over a discrete projection period. The forecasted cash flows for each of the years in the discrete projection period are then converted to their present value equivalent using a rate of return appropriate for the risk of achieving the intangible assets’ projected cash flows, again, from a market participant perspective. The present value of the forecasted cash flows are then added to the present value of the residual value of the intangible asset (if any) at the end of the discrete projection period to arrive at a conclusion with respect to the estimated fair value of the subject intangible asset.

Specifically, we rely on the relief-from-royalty method to value the acquired technology and the multiple-period excess earnings method (“MEEM”) to value customer relationship assets.

The underlying premise of the relief-from-royalty method is that the fair value of the technology is equal to the costs savings (or the “royalty avoided”) resulting from the ownership of the asset by the avoidance of paying royalties to license the use of the technology from another owner. Accordingly the income forecast reflects an estimate of a fair royalty that a licensee would pay, on a percentage of revenue basis, to obtain a license to utilize the technology.

The MEEM method isolates the cash flows attributable to the subject asset by utilizing a forecast of expected cash flows less the returns attributable to other enabling assets, both tangible and intangible.

Goodwill is initially recorded when the purchase price paid for an acquisition exceeds the fair value assigned to the net identifiable tangible and intangible assets acquired. Goodwill is not amortized but rather it is periodically assessed for impairment. We perform an annual review in the fourth quarter of each fiscal year, or more frequently if indicators of potential impairment exist, to determine if the recorded goodwill is impaired.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses, with the carrying value being reviewed for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may be impaired. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment, and an impairment loss on such an investment is not allocated to any asset, including goodwill, that forms part of the carrying amount of the equity accounted investee. No such losses have been recognized during the year.

The impairment test methodology is based on a comparison between the higher of fair value less costs to sell and value-in-use of each of the Company’s business units (considered as the grouping of cash generating units (“CGU”) at which level the impairment test is performed) and the net asset carrying values (including goodwill) of the Company’s business units. Within the Company’s reporting structure, business units generally reflect one level below the seven operating segments (Volaris, Harris, Emphasys, Total Specific Solutions, Jonas, Homebuilder, and Friedman Operating Groups). In determining the recoverable amount, the Company applies an estimated market valuation multiple to the business unit’s most recent annual recurring revenues, which are derived from combined software/support contracts, transaction revenues, and hosted products. Valuation multiples applied by management for this purpose reflect current conditions specific to the business unit and are assessed for reasonability by comparison to the Company’s current and past experience of ranges of multiples required to acquire representative software companies. In addition, in certain instances, the recoverable amount is determined using a value-in-use approach which follows the same valuation process that is undertaken for the Company’s business acquisitions. An impairment is recognized if the carrying amount of a CGU exceeds its estimated recoverable amount.

We also review the carrying value of amortizable intangible assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. Any change in estimate which causes the undiscounted expected future cash flows to be less than the carrying value, would result in an impairment loss being recognized equal to the amount by which the carrying value of the asset exceeds the fair value of the asset.

The critical accounting estimates described above affect both the public and private segments of the business. The approach taken by management in performing these estimates is not significantly different between segments.

Accounting for Income Taxes

Significant management judgment is required in determining our provision for income taxes, our income tax assets and liabilities, and any valuation allowance recorded against our net income tax assets. We operate in multiple geographic jurisdictions, and to the extent that we have profits in each jurisdiction, these profits are taxed pursuant to the tax laws of their jurisdiction. Our effective tax rate may be affected by changes in, or interpretations of, tax laws in any given jurisdiction, the level of profitability, utilization of net operating losses and tax credit carry forwards, changes in geographical mix of income and expense, and changes in management’s assessment of matters, such as the ability to realize future tax assets. As a result of these considerations, we must estimate our income taxes in each of the jurisdictions in which we operate on a quarterly basis. This process involves estimating our actual current tax exposures, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities, which are included in our consolidated balance sheet.

Current tax is the expected taxes payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to taxes payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for temporary differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits, difference in tax bases in the purchaser’s tax jurisdiction and its cost as reported in the consolidated financial statements as a result of an intra-group transfer of assets and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

We are subject to income tax audits by various authorities in respect of prior periods that could result in additional tax expense in future periods. While the outcome of current outstanding actions and claims remains uncertain, it is expected that they will be resolved without a material impact to our financial position. However, there can be no assurances as to the final resolution of these matters and, if the final outcome is adverse to us, the amounts we will be required to pay and the loss of certain future tax deductions could be material to our financial statements.

Accounts Receivable

We evaluate the collectability of our trade receivables based on a combination of factors. We regularly analyze our significant customer accounts and when we become aware of a specific customer’s inability to meet its financial obligations to us, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position, we record specific bad debt reserves to reduce the related receivable to the amount which we reasonably believe is collectible. We also record reserves for bad debts on a small portion of all other customer balances based on a variety of factors, including the length of time that the receivables are past due, the financial health of the customer, macroeconomic considerations and historical experience. If circumstances related to specific customers change, our estimates of the recoverability of receivables could be further adjusted.

Work In Progress

For revenue arrangements that are accounted for under the percentage of completion method as well as other arrangements and contracts which limit our ability to invoice at certain milestones that do not match the timing of the actual provision of the services, we record such revenue and the related unbilled receivable in work in process. Similar to accounts receivable, we constantly have to evaluate our ability to bill and subsequently collect any amounts contained in the work in progress accounts. We review these balances on a periodic basis to ensure customer balances are prudent based upon a variety of factors, such as the financial health of the customer, macroeconomic considerations and historical experience. If circumstances related to specific customers change, our estimates of the recoverability of work in progress may be further adjusted.

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are measured at the estimated future cash flows required to settle the present obligation, based on the most reliable evidence available at the reporting date. The estimated cash flows are discounted at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The amortization of the discount is recognized as part of finance costs.

We are currently involved in various claims and legal proceedings. Quarterly, we review the status of each significant matter and assess our potential financial exposure. Because of the uncertainties related to these matters, provisions are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and, if necessary, revise our provisions. Such revisions in the estimates of the potential liabilities could have a material impact on our results of operations and financial position.

Recent Accounting Pronouncements

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended December 31, 2013, and have not been applied in preparing our consolidated financial statements. The relevant standards are listed below.

IFRS 9 Financial Instruments

IFRS 9 replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. The Standard eliminates the existing IAS 39 categories of held to maturity, available-for-sale and loans and receivable.

Financial assets will be classified into one of two categories on initial recognition:

•	financial assets measured at amortized cost; or

•	financial assets measured at fair value.

Gains and losses on remeasurement of financial assets measured at fair value will be recognized in profit or loss, except that for an investment in an equity instrument which is not held-for-trading, IFRS 9 provides, on initial recognition, an irrevocable election to present all fair value changes from the investment in other comprehensive income (OCI). The election is available on an individual share-by-share basis. Amounts presented in OCI will not be reclassified to profit or loss at a later date. IFRS 9 also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management.

The mandatory effective date is not yet determined, however, early adoption of the new standard is still permitted. The Company does not intend to adopt IFRS 9 in its financial statements for the annual period beginning on January 1, 2014.

Amendments to IAS 32, Offsetting Financial Assets and Liabilities

IAS 32 has been amended to include additional presentation requirements for financial assets and liabilities that can be offset in the statement of financial position. Amendments to IAS 32 are effective for periods beginning on or after January 1, 2014 with early adoption permitted.

The Company intends to adopt the amendments to IAS 32 in its consolidated financial statements for the annual period beginning January 1, 2014. The Company does not expect the amendments to have a material impact on its financial statements.

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)

In May 2013, the IASB issued Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36). The amendments apply retrospectively for annual periods beginning on or after January 1, 2014. The IASB has issued amendments to reverse the unintended requirement in IFRS 13 Fair Value Measurement to disclose the recoverable amount of every cash-generating unit to which significant goodwill or indefinite-lived intangible assets have been allocated. Under the amendments, recoverable amount is required to be disclosed only when an impairment loss has been recognized or reversed. The Company intends to adopt the amendments in its financial statements for the annual period beginning on January 1, 2014. As the amendments impact certain disclosure requirements only, the Company does not expect the amendments to have a material impact on the financial statements.

Share Capital

As at March 6, 2014, there were 21,191,530 common shares outstanding.

Risks and Uncertainties

The Company’s business is subject to a number of risk factors, including those set forth below and also those included in our most recently filed AIF. Additional risks and uncertainties not presently known to us or that we currently consider immaterial also may impair our business and operations and cause the price of the common shares to decline. If any of the noted risks actually occur, our business may be harmed and the financial condition and results of operation may suffer significantly. In that event, the trading price of the common shares could decline, and shareholders may lose all or part of their investment.

Canada Revenue Agency Reassessment and Other Tax Uncertainties

In July 2012, a subsidiary of Constellation received a notice of reassessment for the 2004 taxation year from the Canadian tax authorities (“CRA”) which increased taxable income of the subsidiary by approximately $20 million relating to a gain on the sale of property between entities under common control. As a result of the notice of reassessment, the CRA has determined that the subsidiary owes approximately $6 million in federal tax and interest and approximately $5 million in provincial tax and interest. In order to appeal the reassessment, the subsidiary paid $8 million in September 2012 representing 50% of the amount owing from the federal reassessment and 100% of the amount owing from the provincial reassessment. At this stage, the Company believes the proposed reassessment is without merit and is challenging the reassessment. During the period, the Company filed an appeal with the Tax Court of Canada. The Company believes that it has adequately provided for the probable outcome in respect of this matter and as such no additional provision has been recorded in these financial statements during the period. There is no assurance, however, that the Company’s appeal will be successful and, if unsuccessful, the Company’s future financial results and tax expense could be adversely affected. The $8 million payment made in September 2012 has been recorded in other non-current assets, representative of the deposit on account.

The Company is subject to various other income tax audits by various authorities in respect of prior periods that could result in additional tax expense in future periods. While the outcome of such other outstanding audits and claims remains uncertain, it is expected that they will be resolved without a material impact to the Company’s financial position.

Controls and Procedures

Evaluation of disclosure controls and procedures:

Management is responsible for establishing and maintaining disclosure controls and procedures as defined under National Instrument 52-109. At December 31, 2013, the President and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective and that material information relating to the Company, including its subsidiaries, was made known to them and was recorded, processed, summarized and reported within the time periods specified under applicable securities legislation.

Internal controls over financial reporting:

The President and Chief Financial Officer have designed or caused to be designed under their supervision, disclosure controls and procedures which provide reasonable assurance that material information regarding the Company is accumulated and communicated to the Company’s management, including its President and Chief Financial Officer in a timely manner.

In addition, the President and Chief Financial Officer have designed or caused it to be designed under their supervision internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. The President and Chief Financial Officer have been advised that the 1992 control framework the President and the Chief Financial Officer used to design the Company’s ICFR is recognized by the Committee of Sponsoring Organizations of the Treadway Commission.

The President and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, whether or not there were changes to its ICFR during the fiscal year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect the Company’s ICFR. No such changes were identified through their evaluation.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluations of controls can provide absolute assurance that all control issues, if any, within a company have been detected. Accordingly, our disclosure controls and procedures and our internal controls over financial reporting are effective in providing reasonable, not absolute, assurance that the objectives of our control systems have been met.

Limitation on scope of design

Management has limited the scope of the design of internal controls over financial reporting and disclosure controls and procedures to exclude the controls, policies and procedures of TSS, the balance sheet of which is included in the 2013 audited annual consolidated financial statements of Constellation. The scope limitation is in accordance with Section 3.3 of National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings, which allows an issuer to limit its design of internal controls over financial reporting and disclosure controls and procedures to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the certificate relates. The table below shows a summary of the financial information for TSS which is included in the December 31, 2013 audited annual consolidated financial statements of Constellation.

As at December 31, 2013

(In millions of dollars)

TSS
Current assets	67
Non-current assets	435
Current liabilities	74
Non-current liabilities	87